

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Scott Kavanaugh
Chief Executive Officer
First Foundation Inc.
18101 Von Karman Avenune, Suite 700
Irvine, CA 92612

  Re: First Foundation Inc.
    Form 10-K for the Fiscal Period Ending December 31, 2019
    Filed March 2, 2020
    Form 10-Q for the Quarterly Period Ending September 30, 2020
    Filed November 6, 2020
    File No. 001-36461

Dear Mr. Kavanaugh:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance